Filed by Clayton Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

Wheeling Pittsburgh Corp.

(Commission File No. 000-50300)

FOR IMMEDIATE RELEASE

WHEELING-PITTSBURGH CORPORATION AND ESMARK

INCORPORATED ENTER INTO MERGER AGREEMENT

Merger Expected To Close in Summer 2007 Subject To Shareholder Approval

WHEELING, W.V., March 16, 2007 – The Boards of Directors for Wheeling-Pittsburgh Corporation (NASDAQ: WPSC) (“Wheeling-Pitt”) and Esmark Incorporated (“Esmark”) today jointly announced that they have entered into an agreement to combine the two companies. Subject to approval by Wheeling-Pitt and Esmark shareholders, execution of certain agreements such as a standby purchase agreement for the rights offering, and other customary regulatory approvals, the transaction is expected to be completed in the summer of 2007.

The agreement to combine Wheeling-Pitt and Esmark provides for the formation of a new company, to be called Esmark, Inc. (“New Esmark”). Under the terms of the combination, existing Wheeling-Pitt shareholders will receive one share of New Esmark stock for each share of WPSC stock. Wheeling-Pitt shareholders will also be able to elect to receive on a pro-rata basis either: (1) a right to purchase, up to $200 million worth of additional New Esmark shares at $19.00 per share; or (2) a put right allowing shareholders electing that option to put back to New Esmark a shares of New Esmark stock for $20.00 per share, subject to a maximum of $150 million. The share purchase rights and put options must be exercised within 10 days of closing and both are subject to pro-ration if the elections exceed the maximum amounts specified. Esmark shareholders will receive 17.5 million New Esmark shares in the aggregate as well as additional shares in connection with any new equity raised by Esmark prior to the closing date.

The pro rata share purchase rights offer extended to existing Wheeling-Pitt shareholders provides an opportunity to invest in New Esmark at $19.00 per share. In addition, terms of the merger agreement provide that the rights offering will be back-stopped allowing the Company to raise $200 million. The put rights offered to existing Wheeling-Pitt shareholders provides those shareholders choosing that election with some protection against the prospect of New Esmark stock trading below $20 per share in the 10 day period after the closing of the merger.

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Wheeling-Pitt and Esmark Boards Approve Merger

On December 5, 2006, Wheeling-Pitt’s board appointed an independent committee to review, evaluate and negotiate the merger between Wheeling-Pitt and Esmark. The independent committee retained its own legal counsel and internationally recognized investment banking financial advisors. The independent committee and its advisors conducted extensive due diligence on Esmark, performed a detailed review of the Esmark proposal and evaluated the prospect for the combined company and, at the conclusion of that work, recommended approval of a proposed transaction.

New Esmark will be led by James P. Bouchard, Chairman of the Board and Chief Executive Officer, and Craig T. Bouchard will be Vice-Chairman and President. The board will be comprised of all of the existing Wheeling-Pittsburgh existing directors, and Esmark will have the right to appoint two additional directors. It is anticipated that senior management will be comprised of both existing Wheeling-Pitt and Esmark executives.

Commenting on the approval of the combination by the respective boards, New Esmark’s Chairman and CEO James P. Bouchard said, “Today marks an important milestone in our vision to build the most efficient downstream steel production and distribution company in the U.S. By blending the mini-mill, service center, converter and finishing assets of the two companies, we expect to be able offer our customers across the Midwest a low-cost production and just-in-time delivery method unrivaled in the domestic steel industry.”

Bouchard noted that the proposed combination could have not reached this milestone without the full support of the United Steelworkers of America and believes that the merger is in the best interests of Wheeling-Pitt’s employees and the Ohio and Monongahela Valley communities.

Craig T. Bouchard, New Esmark’s Vice-Chairman and President, added, “Once approved by shareholders, the combination of Wheeling-Pitt and Esmark will result in a company with a greatly improved capital structure and earnings potential. We are achieving strong support on Wall Street by supporting our strategic vision with blue chip investors, the finest mill partnerships, reconstructing raw material supply relationships, and assembling a very large customer base. Our goal is to create a next-generation steel services company poised for growth.

The Chair of the Wheeling-Pitt independent committee, former Birmingham Steel (now part of Nucor) CEO James A. Todd, said, “The independent committee conducted a thorough evaluation of Esmark and believes that a combination with Esmark provides a great opportunity to build a profitable steel company. We believe that Wheeling-Pitt will benefit from Jim and Craig Bouchard’s vision to build a model downstream steel company with a strong customer focus.”

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Wheeling-Pitt and Esmark Boards Approve Merger

The Independent Committee of Wheeling-Pittsburgh Corporation was advised by UBS Securities LLC and Buchanan, Ingersoll & Rooney, PC. Esmark’s merger and advisory team included investment banker JPMorgan, legal counsel McGuireWoods LLP and communications consultant, Edelman.

In connection with the proposed merger transaction between Wheeling-Pittsburgh and Esmark, New Esmark intends to file a registration statement on Form S-4 and related proxy statement with the SEC. Stockholders of Wheeling-Pittsburgh and Esmark are urged to read the registration statement, proxy statement and any other relevant documents filed with the SEC, when they become available, as well as any amendments or supplements to those documents, because they will contain important information, including information on the proposed transaction as well as participants and their interests in Wheeling-Pittsburgh and Esmark.

Shareholders will be able to obtain a free copy of the registration statement and related proxy statement, as well as other filings containing information about Wheeling-Pittsburgh and Esmark, at the SEC’s website at www.sec.gov. New Esmark, Wheeling-Pitt, Esmark and their respective directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Wheeling-Pittsburgh in connection with the proposed transaction. Information regarding the participants in the proxy solicitation and their respective interests may be obtained by reading the registration statement and related proxy statement regarding the proposed transaction when they become available. This communication shall not constitute an offer or any securities for sale.

Forward-Looking Statements Cautionary Language

This information contained in this press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In particular, statements containing estimates or projections of future operating or financial performance are not historical facts, and only represent a belief based on various assumptions, all of which are inherently uncertain. Forward-looking statements reflect the current views of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, factors relating to: (1) the risk that the businesses of Esmark and Wheeling-Pittsburgh will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the ability of New Esmark, Esmark and

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Wheeling-Pitt and Esmark Boards Approve Merger

Wheeling-Pitt to realize the expected benefits from the proposed combination, including expected operating efficiencies, synergies, cost savings and increased productivity, and the timing of realization of any such expected benefits; (3) lower than expected operating results for Wheeling-Pitt or for New Esmark; (4) the risk of unexpected consequences resulting from the combination; and (5) certain other risks identified in “Item 1A—Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, and other reports and filings with the SEC, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. In addition, any forward-looking statements represent Wheeling-Pittsburgh Corporation’s views only as of today and should not be relied upon as representing the Company’s views as of any subsequent date. While Wheeling-Pittsburgh Corporation may elect to update forward-looking statements from time to time, the Company specifically disclaims any obligation to do so.

About Wheeling-Pittsburgh Corporation

Wheeling-Pittsburgh is a steel company engaged in the making, processing and fabrication of steel and steel products using both integrated and electric arc furnace technology. The Company manufactures and sells hot-rolled, cold-rolled, galvanized, pre-painted and tin millsheet products. The Company also produces a variety of steel products including roll formed corrugated roofing, roof deck, floor deck, bridge form and other products used primarily by the construction, highway and agricultural markets.

About Esmark

Headquartered in Chicago and founded by the Bouchard Group, Esmark is a steel services family of companies. The mission of Esmark is to establish the benchmark standards for strategic consolidation, operating efficiency and management excellence in the steel sector. More information about Esmark can be found at www.esmark.com.

Media Contact:

Bill Keegan, Edelman, for Esmark, 312.927.8424, bill.keegan@edelman.com

John Dillard, Edelman, for Esmark, 212.704.8174, john.dillard@edelman.com

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